Exhibit 99.2

Management's Discussion and Analysis

For the three and nine months ended September 30, 2025

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025
Management’s Discussion and Analysis
This Management's Discussion and Analysis ("MD&A") dated October 30, 2025 for Eldorado Gold Corporation contains information that management believes is relevant for an assessment and understanding of our consolidated financial position and the results of consolidated operations for the three and nine months ended September 30, 2025. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2025 and 2024, which were prepared in accordance with International Accounting Standard ("IAS") 34 'Interim Financial Reporting'. In addition, this MD&A should be read in conjunction with both the audited annual consolidated financial statements for the years ended December 31, 2024 and 2023 prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), and the related annual MD&A.
Throughout this MD&A, Eldorado, Eldorado Gold, we, us, our and the Company means Eldorado Gold Corporation. This quarter means the third quarter of 2025.
Forward-Looking Statements and Information
This MD&A contains forward-looking statements and information and should be read in conjunction with the risk factors described in the sections in this MD&A titled "Managing Risk", "Forward-Looking Statements and Information" and "Other Information and Advisories". Additional information including this MD&A, the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2025 and 2024, the audited annual consolidated financial statements for the years ended December 31, 2024 and 2023, our Annual Information Form for the year ended December 31, 2024 (our "AIF"), and news releases, have been filed electronically through the System for Electronic Document Analysis and Retrieval ("SEDAR+"), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Eldorado profile at www.sedarplus.com, www.sec.gov/edgar and on the Company's website (www.eldoradogold.com).
Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this MD&A, including total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, free cash flow, free cash flow excluding Skouries, and cash flow from operating activities before changes in working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. We believe that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from operating activities. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS and Other Financial Measures and Ratios” section of this MD&A.
The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses ("G&A"); Gold ("Au"); Ounces ("oz"); Grams per Tonne ("g/t"); Million Tonnes ("Mt"); Tonnes ("t"); Kilometre ("km"); Metres ("m"); Tonnes per Day ("tpd"); Kilo Tonnes per Annum ("ktpa"); Percentage ("%"); Cash Generating Unit ("CGU"); Life of Mine ("LOM"); New York Stock Exchange ("NYSE"); Toronto Stock Exchange ("TSX"); Net Present Value ("NPV"); Internal Rate of Return ("IRR"); Secured Overnight Financing Rate ("SOFR"); and Euro Interbank Offered Rate ("Euribor").
Reporting Currency and Tabular Amounts
All amounts are presented in U.S. dollars ("$") unless otherwise stated. Unless otherwise specified, all tabular amounts are expressed in millions of U.S. dollars, except share, per share or per ounce amounts. Due to rounding, numbers presented throughout this MD&A may not add precisely to the totals provided.

2

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025

3

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025
About Eldorado Gold
Eldorado Gold is a Canadian mid-tier gold and base metals producer with mining, development, and exploration operations in Turkiye, Canada and Greece. We operate four mines: Kisladag and Efemcukuru located in western Turkiye, the Lamaque Complex in Quebec, Canada ("Lamaque"), and Olympias located in Northern Greece. Kisladag, Efemcukuru and Lamaque are gold mines, while Olympias is a polymetallic operation producing three concentrates bearing gold, lead-silver and zinc.
Complementing our producing portfolio is our advanced stage copper-gold development project, Skouries, in northern Greece. We have in place an amended investment agreement (the "Amended Investment Agreement") with the Hellenic Republic that provides a mutually beneficial and modernized legal and financial framework that will allow for investment in the Skouries project and the Olympias mine. In order to develop the Skouries project, we have secured a project financing facility (see the section - Financial Condition and Liquidity of this MD&A), as well as a strategic investment of C$81.5 million by the European Bank for Reconstruction and Development.
Other development projects in our portfolio include Perama Hill, a wholly-owned gold-silver project in Greece. See additional discussion in the section - Development Projects of this MD&A.
We believe our operating mines and development projects provide excellent opportunities for reserve growth through near-mine exploration programs. We also conduct early-stage exploration programs with the goal of providing low-cost growth through discovery.
Our strategy is to focus on jurisdictions that offer the potential for long-term growth and access to high-quality assets. Fundamental to executing on this strategy is the strength of our in-country teams and stakeholder relationships. We have a highly skilled and dedicated workforce of over 5,800 people worldwide, with the majority of employees and management being nationals of the country of operation.
Through discovering and acquiring high-quality assets, safely developing and operating world-class mines, growing resources and reserves, responsibly managing impacts and building opportunities for local communities, we strive to deliver value to all our stakeholders.
Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

4

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025
Consolidated Financial and Operational Highlights

	3 months ended September 30,		9 months ended September 30,
	2025	2024	2025	2024
Revenue	$434.7	$331.8	$1,241.7	$886.9
Gold produced (oz)	115,190	125,195	364,852	364,625
Gold sold (oz)	116,529	123,828	364,281	361,062
Average realized gold price ($/oz sold) (2)	$3,527	$2,492	$3,245	$2,309
Production costs	164.1	141.2	474.6	392.0
Total cash costs ($/oz sold) (2,3)	1,195	953	1,134	939
All-in sustaining costs ($/oz sold) (2,3)	1,679	1,335	1,583	1,310
Net earnings for the period (1)	56.0	95.0	266.4	184.1
Net earnings per share – basic ($/share) (1)	0.28	0.46	1.31	0.90
Net earnings per share – diluted ($/share) (1)	0.27	0.46	1.29	0.90
Net earnings for the period continuing operations (1,4)	56.5	101.1	267.5	192.7
Net earnings per share continuing operations – basic ($/share) (1,4)	0.28	0.49	1.31	0.95
Net earnings per share continuing operations – diluted ($/share) (1,4)	0.28	0.49	1.30	0.94
Adjusted net earnings continuing operations (1,2,4)	82.3	71.0	228.8	192.9
Adjusted net earnings per share continuing operations - basic ($/share)(1,2,4)	0.41	0.35	1.12	0.95
Net cash generated from operating activities (4)	170.2	180.9	458.8	388.4
Cash flow from operating activities before changes in working capital (2,4)	183.5	166.5	522.0	407.0
Free cash flow (2,4)	(87.4)	(4.8)	(178.4)	(67.8)
Free cash flow excluding Skouries (2,4)	76.9	98.3	206.3	165.8
Cash and cash equivalents (4)	1,043.9	676.6	1,043.9	676.6
Total assets	6,485.4	5,565.1	6,485.4	5,565.1
Debt	1,258.5	849.2	1,258.5	849.2
(1)Attributable to shareholders of the Company.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(3)Revenues from silver, lead and zinc sales are off-set against total cash costs.
(4)Amounts presented are from continuing operations only and exclude the Romania segment.

5

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025
Key Business Developments
Skouries Project Update
In Q1 2025, the capital cost estimate for Skouries was revised to $1.06 billion, with an additional $154 million in accelerated operational capital prior to commercial production, announced in a news release dated February 5, 2025. The project remains fully funded through equity and project financing.
First production of the copper-gold concentrate is expected toward the end of Q1 2026 and commercial production is expected in mid-2026, with 2026 gold production projected to be between 135,000 and 155,000 ounces and copper production projected to be between 45 and 60 million pounds.
See the additional discussion in the sections - Development Projects and Financial Condition and Liquidity of this MD&A.
Updated Technical Report
In Q1 2025, the Company filed an amended technical report related to the Lamaque Complex (“Amended Technical Report”). The Amended Technical Report was prepared pursuant to Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects, and may be found on the Company’s website (www.eldoradogold.com) or under the Company's SEDAR+ profile (www.sedarplus.com).
The Amended Technical Report was filed to support updated scientific and technical disclosure in the Company’s Annual Information Form filed in March 2025.
Executive Leadership Changes
Effective September 12, 2025, Christian Milau was appointed as President of the Company.
2025 Outlook
Based on year to date production through the third quarter, we are tightening our 2025 annual gold production guidance to between 470,000 to 490,000 ounces. We have revised upward our consolidated guidance for total cash costs and AISC to between $1,175 to $1,250 and $1,600 to $1,675 per ounce sold, respectively. These increases were primarily driven by:
•Record high gold prices and recently enacted higher royalty rates in Turkiye driving higher royalty expense
•Lower than expected performance at Olympias resulting in lower by-product sales, higher processing costs, with production expected at the lower end of the guidance range
Additionally, we also expect sustaining capital expenditures to be at the top end of our $145 to $170 million guidance range. In line with previous 2025 guidance, operations growth capital is expected to total $245 to $270 million.
At Skouries, the project capital for 2025 has been revised upward to $440 to $470 million reflecting the acceleration of work across several non-critical path areas and proactive de-risking efforts. The estimated project capital remains unchanged at $1.06 billion. The accelerated operational capital remains on track and is expected to be between $80 and $100 million.

6

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025
Review of Operating and Financial Performance
Health and Safety
The Company’s lost-time injury frequency rate per million person-hours worked ("LTIFR") was 1.21 in Q3 2025 and 0.96 for the nine months ended September 30, 2025, as compared to an LTIFR of 1.10 in Q3 2024 and 0.91 for the nine months ended September 30, 2024. We continue to implement multi-year programs to deliver continuous improvement in workplace safety and to ensure a safe working environment for our employees and contractors.
Production, Sales and Revenue
In Q3 2025, we produced 115,190 ounces of gold, a decrease of 8% from Q3 2024 production of 125,195 ounces and a decrease of 14% from Q2 2025 production of 133,769 ounces. Total gold production of 364,852 ounces in the nine months ended September 30, 2025 is in line with 364,625 ounces produced in the nine months ended September 30, 2024. The decreases in production in Q3 2025 compared to Q3 2024 were driven mainly by Olympias, due to lower tonnes milled as a result of persistent water chemistry issues and by Kisladag, due to less tonnes placed on pad as well as lower grades stacked during prior periods. This was partially offset by higher production from Lamaque, benefiting from the early processing of the remaining portion of the second Ormaque bulk sample. This higher grade ore was treated in a blend with Triangle ore and performed well.
Gold sales in Q3 2025 totalled 116,529 ounces, a decrease of 6% from 123,828 ounces sold in Q3 2024 and a decrease of 11% from 131,489 ounces sold in Q2 2025. The lower sales volume compared with the prior year primarily reflects lower production at Olympias and Kisladag, offset partly by higher gold ounces produced at Lamaque. Total gold sales of 364,281 ounces in the nine months ended September 30, 2025 increased 1% from 361,062 ounces in the nine months ended September 30, 2024 as a result of increased production at Lamaque and Kisladag.
The average realized gold price1 was $3,527 per ounce sold in Q3 2025, an increase from $2,492 per ounce sold in Q3 2024. For the nine months ended September 30, 2025, the average realized gold price was $3,245 per ounce sold as compared to $2,309 per ounce sold in the nine months ended September 30, 2024.
Total revenue increased to $434.7 million in Q3 2025 from $331.8 million in Q3 2024 and to $1,241.7 million in the nine months ended September 30, 2025, from $886.9 million in the nine months ended September 30, 2024. The increases in both three and nine-month periods were primarily due to the higher average realized gold price.
Production Costs and Unit Cost Performance
Production costs increased to $164.1 million in Q3 2025 from $141.2 million in Q3 2024 and to $474.6 million in the nine months ended September 30, 2025 from $392.0 million in the nine months ended September 30, 2024. Increases in both periods were driven by increases in royalties, accounting for approximately 30% of the increase to production costs. The remainder relates primarily to rising labour costs in Turkiye where cost inflation continues to outpace the devaluation of local currency, as well as at Lamaque, where additional costs were incurred in labour and contractors due to the deepening of the production centre of the Triangle Mine, which results in increased haulage distance, equipment and personnel requirements.
Production costs include royalty expense, which increased to $28.8 million in Q3 2025 from $21.0 million in Q3 2024 and increased to $79.6 million in the nine months ended September 30, 2025 from $53.0 million in the nine months ended September 30, 2024. In Turkiye, royalties are calculated on revenue less certain costs associated with ore haulage, mineral processing and related depreciation, on the basis of a sliding scale according to the average London Metal Exchange gold price during the calendar year. Effective July 24, 2025, amendments to Turkish Mining Law were enacted, which included changes to the base rate table for state royalties on gold metal sales. The price-linked sliding scale of royalty rates has broadened with increasing rate bands, with the highest band at a maximum gold price of $5,101/oz, an expansion from the previous maximum of $2,101/oz. In Greece,
1 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

7

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025 royalties are paid on revenue and calculated on a sliding scale tied to international gold and base metal prices and the EUR/USD exchange rate.
Total cash costs2 averaged $1,195 per ounce sold in Q3 2025, an increase from $953 in Q3 2024, and $1,134 in the nine months ended September 30, 2025 from $939 in the nine months ended September 30, 2024. The increases in both the three and nine-month periods were primarily due to higher royalty expense and higher unit costs. The increase in Q3 2025 was also the result of lower ounces sold.
AISC per ounce sold2 averaged $1,679 in Q3 2025, an increase from $1,335 in Q3 2024, and $1,583 in the nine months ended September 30, 2025 from $1,310 in the nine months ended September 30, 2024, with the increases in both the three and nine-month periods due to higher total cash costs combined with higher sustaining capital expenditures.
Other Expenses
Depreciation expense totalled $62.8 million in Q3 2025, compared to $64.1 million in Q3 2024, primarily as a result of the lower production at Olympias and Kisladag. Depreciation expense totalled $189.0 million in the nine months ended September 30, 2025, compared to $178.0 million in the nine months ended September 30, 2024, primarily reflecting an adjustment in Q1 2024 to asset reclamation amortization at Efemcukuru as well as higher depreciation at Lamaque (which was due to higher tonnes mined and the decrease in the Triangle reserve tonnes).
Foreign exchange losses and gains fully offset in Q3 2025, compared to a loss of $2.5 million in Q3 2024. In the nine months ended September 30, 2025, foreign exchange loss increased to $24.8 million from a loss of $1.0 million in the nine months ended September 30, 2024. Movements in both periods were primarily due to the impact of the Euro on debt and payables denominated in Euro, where a strengthening Euro results in foreign exchange losses, which are partially offset by foreign exchange movements in Euro denominated cash balances and other receivables.
Other expense (income) decreased to an expense of $52.4 million in Q3 2025 from income of $32.8 million in Q3 2024 and decreased to an expense of $115.1 million in the nine months ended September 30, 2025 from income of $18.6 million in the nine months ended September 30, 2024. The expenses in the three and nine-month periods in 2025 were driven by realized and unrealized losses on derivative instruments, primarily losses on the gold collars and gold and copper swaps related to the Term Facility. These were partly offset by gains on the foreign currency forward contracts related to the Term Facility and interest income earned on cash balances. Other income in the three and nine months ended September 30, 2024 mainly related to a $60 million gain on recognition of a deferred consideration from the sale of the Tocantinzinho Project.
Finance costs increased to $8.2 million in Q3 2025 from $3.5 million in Q3 2024 and increased to $21.1 million in the nine months ended September 30, 2025 from $10.5 million in the nine months ended September 30, 2024. The increase in the three-month period was primarily driven by a lower gain from the redemption option derivative change in fair value of $0.7 million in Q3 2025 compared to a gain of $5.0 million in Q3 2024. The increase in the nine-month period was primarily driven by higher interest costs on cumulative debt, a financing costs recovery of $4.1 million that was recorded in Q1 2024, and financing costs of $5.1 million incurred on the disposal of marketable securities in Q1 2025.
Income Tax
Income tax expense from continuing operations increased to $53.9 million in Q3 2025 from $28.2 million in Q3 2024 and decreased to $54.6 million for the nine months ended September 30, 2025 from $66.0 million for the nine months ended September 30, 2024.
Current tax expense increased to $52.2 million in Q3 2025 from $39.6 million in Q3 2024 and increased to $144.0 million in the nine months ended September 30, 2025 from $72.8 million in the nine months ended September 30, 2024. Current tax is comprised of $31.2 million and $84.4 million from operations in Turkiye and $21.0 million and
2 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

8

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025
$59.5 million from operations in Quebec, recognized in the three and nine months ended September 30, 2025, respectively.
Deferred tax expense was $1.7 million in Q3 2025 compared to a recovery of $11.4 million in Q3 2024 and a $89.4 million recovery for the nine months ended September 30, 2025 compared to a recovery of $6.8 million for the nine months ended September 30, 2024. Deferred tax for the quarter included, among other items, a $3.7 million expense related to net movements against the U.S. dollar of local currencies, primarily the Lira and the Euro, partially offset by reversal of temporary differences. For the year-to-date period, deferred tax included, among other items, a $73.5 million deferred tax recovery on the recognition of a deferred tax asset on tax attributes that became available in Q1 2025.
The Company continually assesses its potential exposure to Pillar Two income taxes. Assessments are based on the most recent information available regarding the financial performance of the constituent entities in the group. Based on the most recent assessment performed, the Company does not expect a material exposure to Pillar Two top-up taxes.
Net Earnings Attributable to Shareholders
Eldorado reported net earnings attributable to shareholders from continuing operations of $56.5 million ($0.28 earnings per share) in Q3 2025 compared to net earnings of $101.1 million ($0.49 earnings per share) in Q3 2024 and net earnings of $267.5 million ($1.31 earnings per share) in the nine months ended September 30, 2025 compared to net earnings of $192.7 million ($0.95 earnings per share) in the nine months ended September 30, 2024. The decrease in net earnings in the three months ended was primarily due to a one-time $60.0 million gain on deferred consideration recognized in Q3 2024, despite higher earnings from operations. The increase in net earnings in the nine months ended is due to higher earnings from operations from higher average realized gold prices, partially offset by higher production costs. Earnings from both periods in 2025 were lowered by losses on derivative instruments.
Adjusted net earnings3 was $82.3 million ($0.41 adjusted earnings per share) in Q3 2025 compared to adjusted net earnings of $71.0 million ($0.35 adjusted earnings per share) in Q3 2024. Adjustments in Q3 2025 include a $22.2 million unrealized loss on derivative instruments, primarily from gold commodity swaps related to the Term Facility and a $3.7 million loss on foreign exchange due to the translation of deferred tax balances. Adjustments of non-recurring items in Q3 2024, among other things, included a $50.1 million gain on deferred consideration net of tax, and $33.1 million unrealized loss on derivative instruments.
Adjusted net earnings3 was $228.8 million ($1.12 adjusted earnings per share) in the nine months ended September 30, 2025 compared to adjusted net earnings of $192.9 million ($0.95 adjusted earnings per share) in the nine months ended September 30, 2024. Adjustments of non-recurring items in the nine months ended 2025, among other things, include a $73.5 million recovery on one-time recognition of a deferred tax asset, a $66.8 million unrealized loss on derivative instruments, and a $22.6 million gain on foreign exchange due to the translation of deferred tax balances. Adjustments of non-recurring items in the nine months ended 2024, among other things, included a $50.1 million gain on deferred consideration net of tax, and $61.9 million unrealized loss on derivative instruments.
Cash Generated from Operating Activities and Free Cash Flow3
Net cash generated from operating activities from continuing operations decreased to $170.2 million in Q3 2025 from $180.9 million in Q3 2024 mainly due to realized derivative losses on gold collars, changes in non-cash working capital, higher taxes paid and lower gold ounces sold, offset partly by higher average realized gold prices. Net cash generated from operating activities from continuing operations increased to $458.8 million in the nine months ended September 30, 2025 from $388.4 million in the nine months ended September 30, 2024, primarily as a result of the higher average realized gold price and higher sales volumes, partially offset by higher taxes paid. See additional discussion in the section - Financial Condition and Liquidity of this MD&A.
3 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

9

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025
Free cash flow4 was negative $87.4 million in Q3 2025 compared to negative $4.8 million in Q3 2024 with the decrease driven by higher investing activities at Skouries and lower cash generated from operating activities. Free cash flow4 was negative $178.4 million in the nine months ended September 30, 2025 compared to negative $67.8 million in the nine months ended September 30, 2024 with the decrease also driven by higher investing activities at Skouries, partially offset by higher cash generated from operating activities.
Free cash flow excluding Skouries4 was $76.9 million and $206.3 million in the three and nine months ended September 30, 2025, respectively, as compared to $98.3 million and $165.8 million in the three and nine months ended September 30, 2024, respectively. This measure of free cash flow adds back cash-basis capital expenditure on the Skouries project in the respective periods.
4 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

10

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025
Quarterly Operations Update

	3 months ended September 30,		9 months ended September 30,
	2025	2024	2025	2024
Consolidated
Ounces produced	115,190	125,195	364,852	364,625
Ounces sold	116,529	123,828	364,281	361,062
Production costs	$164.1	$141.2	$474.6	$392.0
Total cash costs ($/oz sold) (1,2)	$1,195	$953	$1,134	$939
All-in sustaining costs ($/oz sold) (1,2)	$1,679	$1,335	$1,583	$1,310
Sustaining capital expenditures (2)	$38.3	$33.3	$115.2	$93.2
Kisladag
Ounces produced	37,184	41,084	127,561	117,597
Ounces sold	37,300	40,724	126,928	117,068
Production costs	$50.1	$37.3	$150.3	$106.5
Total cash costs ($/oz sold) (1,2)	$1,309	$899	$1,152	$889
All-in sustaining costs ($/oz sold) (1,2)	$1,545	$1,028	$1,324	$1,002
Sustaining capital expenditures (2)	$7.3	$3.7	$16.0	$8.9
Lamaque
Ounces produced	46,823	43,106	137,901	132,796
Ounces sold	46,013	44,531	137,665	132,776
Production costs	$36.0	$32.8	$107.9	$101.6
Total cash costs ($/oz sold) (1,2)	$767	$728	$772	$755
All-in sustaining costs ($/oz sold) (1,2)	$1,199	$1,189	$1,270	$1,228
Sustaining capital expenditures (2)	$19.2	$20.0	$67.3	$61.1
Efemcukuru
Ounces produced	17,586	19,794	57,986	60,692
Ounces sold	20,031	19,741	58,600	60,817
Production costs	$32.3	$26.4	$85.5	$73.0
Total cash costs ($/oz sold) (1,2)	$1,522	$1,325	$1,405	$1,185
All-in sustaining costs ($/oz sold) (1,2)	$1,791	$1,578	$1,674	$1,336
Sustaining capital expenditures (2)	$4.9	$4.7	$14.3	$10.7
Olympias
Ounces produced	13,597	21,211	41,404	53,540
Ounces sold	13,185	18,833	41,088	50,401
Production costs	$45.8	$44.7	$130.9	$110.9
Total cash costs ($/oz sold) (1,2)	$1,869	$1,210	$1,910	$1,241
All-in sustaining costs ($/oz sold) (1,2)	$2,421	$1,513	$2,367	$1,520
Sustaining capital expenditures (2)	$6.9	$4.9	$17.6	$12.5
(1)Revenues from silver, lead and zinc sales are off-set against total cash costs.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

11

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025
Kisladag

	3 months ended Sept 30,		9 months ended Sept 30,
Operating Data	2025	2024	2025	2024
Tonnes placed on pad	2,968,244	3,511,662	9,531,709	9,689,040
Ounces placed on pad (2)	32,263	54,374	118,994	145,318
Head grade (g/t Au)	0.70	0.86	0.75	0.86
Gold ounces produced	37,184	41,084	127,561	117,597
Gold ounces sold	37,300	40,724	126,928	117,068
Average realized gold price ($/oz sold) (1)	$3,463	$2,492	$3,198	$2,313
Total cash costs ($/oz sold) (1)	$1,309	$899	$1,152	$889
All-in sustaining costs ($/oz sold) (1)	$1,545	$1,028	$1,324	$1,002
Financial Data
Revenue	$130.5	$102.2	$410.1	$273.3
Production costs	50.1	37.3	150.3	106.5
Depreciation and depletion	20.9	23.0	64.4	63.5
Earnings from mine operations	59.4	41.9	195.3	103.2
Growth capital investment (1)	27.1	27.4	70.1	85.1
Sustaining capital expenditures (1)	$7.3	$3.7	$16.0	$8.9
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(2)Recoverable ounces.

Kisladag produced 37,184 ounces of gold in Q3 2025, a 9% decrease from 41,084 ounces in Q3 2024. The decrease was primarily due to less tonnes placed on the pad and lower grades stacked during prior periods in 2025 compared to 2024, as well as the placement of ore on a test pad for the whole ore agglomeration project in the quarter. Lower tonnes were mined in Q3 2025 compared to Q3 2024 primarily due to lower than planned equipment availability and short-term resequencing of the mine plan. Combined with lower grades of 0.70 grams per tonne in Q3 2025 from 0.86 grams per tonne in Q3 2024, this resulted in lower recoverable ounces stacked in the quarter.
Revenue increased to $130.5 million in Q3 2025 from $102.2 million in Q3 2024, reflecting the higher average realized gold price which was partly offset by an 8% decrease in gold ounces sold.
Production costs increased to $50.1 million in Q3 2025 from $37.3 million in Q3 2024, primarily due to higher royalty expense from higher average realized gold prices, increased royalty rates effective in Q3 2025, rising labour costs and costs of local services which were mainly driven by inflation exceeding the devaluation of local currency. Higher production costs combined with lower ounces sold resulted in total cash costs per ounce increasing to $1,309 in Q3 2025 from $899 in Q3 2024.
AISC per ounce sold increased to $1,545 in Q3 2025 from $1,028 in Q3 2024, primarily due to lower volumes sold, increases in total cash costs and higher sustaining capital expenditures.
Sustaining capital expenditures were $7.3 million in Q3 2025 and $16.0 million in the nine months ended September 30, 2025, which primarily included equipment rebuilds and heap leach pad interlifts. Growth capital investment of $27.1 million and $70.1 million in the three and nine months ended September 30, 2025 was primarily for waste stripping and associated equipment costs to support mine life and continued construction of the second phase of the North Heap Leach Pad.
Following a comprehensive technical and economic assessment, with a focus on capital discipline, whole ore agglomeration was decoupled from additional screening for the high pressure grinding rolls ("HPGR"). This allows for the full implementation of the whole ore agglomeration circuit, which is being advanced. The investment is expected to be approximately $35 million, and is expected to enhance permeability, improve kinetics, and shorten

12

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025 the leach cycle. Procurement of long-lead items is scheduled to begin in Q4 2025, with installation of the agglomeration drums targeted for 2027.
Furthermore, following the Q2 2025 decision to expand the secondary crusher circuit to facilitate operational debottlenecking and reduce wear on the HPGR, a new crusher has been ordered, and is expected to be delivered and installed in Q4 2026.
The geometallurgical study for characterization of future mining phases continues and will evaluate the benefit of additional screening for the HPGR. This study is expected to be complete in H1 2026.

13

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025
Lamaque

	3 months ended Sept 30,		9 months ended Sept 30,
Operating Data	2025	2024	2025	2024
Tonnes milled	255,633	232,165	755,455	686,881
Head grade (g/t Au)	6.00	6.03	6.00	6.25
Average recovery rate	94.9%	95.8%	94.5%	96.2%
Gold ounces produced	46,823	43,106	137,901	132,796
Gold ounces sold	46,013	44,531	137,665	132,776
Average realized gold price ($/oz sold) (1)	$3,478	$2,496	$3,239	$2,309
Total cash costs ($/oz sold) (1)	$767	$728	$772	$755
All-in sustaining costs ($/oz sold) (1)	$1,199	$1,189	$1,270	$1,228
Financial Data
Revenue	$160.7	$111.6	$447.5	$307.8
Production costs	36.0	32.8	107.9	101.6
Depreciation and depletion	20.4	18.5	60.7	53.8
Earnings from mine operations	104.3	60.2	279.0	152.5
Growth capital investment (1)	18.5	6.4	47.5	18.9
Sustaining capital expenditures (1)	$19.2	$20.0	$67.3	$61.1
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
Lamaque produced 46,823 ounces of gold in Q3 2025, an increase of 9% from 43,106 ounces in Q3 2024. The increase was due to higher throughput, benefiting from the early processing of the remaining portion of the second Ormaque bulk sample. This higher grade ore was treated in a blend with Triangle ore and performed well.
Revenue increased to $160.7 million in Q3 2025 from $111.6 million in Q3 2024, reflecting the 39% increase in the average realized gold price as well as higher ounces sold.
Production costs increased to $36.0 million in Q3 2025 from $32.8 million in Q3 2024, due to increased volumes sold, slightly higher costs of labour and an increase in royalties due to the higher average realized gold price. Total cash costs per ounce increased to $767 in Q3 2025 from $728 in Q3 2024 due to higher production costs.
AISC per ounce sold was $1,199 in Q3 2025 compared to $1,189 in Q3 2024, primarily due to higher cash costs, partially offset by higher volumes sold.
Sustaining capital expenditures of $19.2 million in Q3 2025 and $67.3 million in the nine months ended September 30, 2025 primarily included underground development, delineation drilling, equipment rebuilds and expenditure on mobile equipment. Growth capital investment of $18.5 million in Q3 2025 and $47.5 million in the nine months ended September 30, 2025 was primarily related to the Ormaque development, construction of the north basin water management structure, procurement of the paste plant, as well as resource conversion drilling.

14

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025
Efemcukuru

	3 months ended Sept 30,		9 months ended Sept 30,
Operating Data	2025	2024	2025	2024
Tonnes milled	131,211	131,374	393,060	402,945
Head grade (g/t Au)	4.71	5.37	5.33	5.41
Average recovery rate (to concentrate)	91.7%	92.5%	91.9%	92.0%
Gold ounces produced (1)	17,586	19,794	57,986	60,692
Gold ounces sold	20,031	19,741	58,600	60,817
Average realized gold price ($/oz sold) (2)	$3,794	$2,636	$3,460	$2,433
Total cash costs ($/oz sold) (2)	$1,522	$1,325	$1,405	$1,185
All-in sustaining costs ($/oz sold) (2)	$1,791	$1,578	$1,674	$1,336
Financial Data
Revenue	$77.8	$52.3	$205.9	$148.9
Production costs	32.3	26.4	85.5	73.0
Depreciation and depletion	8.9	9.2	23.6	22.3
Earnings from mining operations	36.6	16.6	96.9	53.6
Growth capital expenditures (2)	3.2	1.2	8.4	3.3
Sustaining capital expenditures (2)	$4.9	$4.7	$14.3	$10.7
(1)Payable metal produced.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
Efemcukuru produced 17,586 ounces of gold in Q3 2025, a 11% decrease from 19,794 ounces in Q3 2024. The decrease was primarily due to lower ore grade, which decreased to 4.71 grams per tonne in Q3 2025 from 5.37 grams per tonne in Q3 2024.
Revenue increased to $77.8 million in Q3 2025 from $52.3 million in Q3 2024. The increase was mainly due to a 44% increase in the average realized gold price and slightly higher gold ounces sold.
Production costs increased to $32.3 million in Q3 2025 from $26.4 million in Q3 2024, primarily due to higher royalty expense as a result of higher gold price and increased royalty rates in Turkiye effective in Q3 2025. Higher direct operating costs, including labour, were driven by inflation exceeding the devaluation of local currency. The increase in production costs resulted in an increase in total cash costs per ounce sold to $1,522 in Q3 2025 from $1,325 in Q3 2024.
AISC per ounce sold increased to $1,791 in Q3 2025 from $1,578 in Q3 2024, primarily due to higher total cash costs.
Sustaining capital expenditures of $4.9 million in Q3 2025 and $14.3 million in the nine months ended September 30, 2025 were primarily underground development as well as equipment rebuilds and purchases. Growth capital investment of $3.2 million in Q3 2025 and $8.4 million in the nine months ended September 30, 2025 related to underground and portal development at Kokarpinar and development costs at Bati.

15

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025
Olympias

	3 months ended Sept 30,		9 months ended Sept 30,
Operating Data	2025	2024	2025	2024
Tonnes milled	111,340	124,374	328,417	337,546
Head grade (g/t gold)	7.64	9.16	7.85	8.69
Head grade (g/t silver)	115.99	133.86	110.16	122.93
Head grade (% lead)	3.69%	4.26%	3.50%	3.88%
Head grade (% zinc)	3.81%	4.57%	3.88%	4.22%
Gold average recovery rate (to concentrate)	76.8%	82.9%	76.4%	82.7%
Silver average recovery rate (to concentrate)	69.8%	77.1%	71.1%	75.0%
Lead average recovery rate (to concentrate)	70.7%	77.6%	72.0%	75.3%
Zinc average recovery rate (to concentrate)	66.5%	75.6%	68.3%	75.6%
Gold ounces produced (1)	13,597	21,211	41,404	53,540
Gold ounces sold	13,185	18,833	41,088	50,401
Silver ounces produced (1)	282,507	362,581	813,632	892,712
Silver ounces sold	276,330	347,354	770,416	904,070
Lead tonnes produced (1)	2,596	3,487	7,561	8,489
Lead tonnes sold	2,471	3,246	7,038	8,512
Zinc tonnes produced (1)	2,393	3,576	7,411	9,061
Zinc tonnes sold	2,314	3,814	7,011	8,211
Average realized gold price ($/oz sold) (2)	$3,473	$2,328	$3,102	$2,152
Total cash costs ($/oz sold) (2)	$1,869	$1,210	$1,910	$1,241
All-in sustaining costs ($/oz sold) (2)	$2,421	$1,513	$2,367	$1,520
Financial Data
Revenue	$65.8	$65.7	$178.2	$156.8
Production costs	45.8	44.7	130.9	110.9
Depreciation and depletion	12.6	13.3	40.3	38.4
Earnings (loss) from mining operations	7.4	7.7	7.0	7.6
Growth capital investment (2)	9.0	4.1	17.9	6.7
Sustaining capital expenditures (2)	$6.9	$4.9	$17.6	$12.5
(1)Payable metal produced.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
Olympias produced 13,597 ounces of gold in Q3 2025, a decrease from 21,211 ounces in Q3 2024, driven by lower tonnes milled and lower gold grades. As a result of flotation circuit stability issues earlier in the year, the paste backfill blend was modified to eliminate viscosity modifiers in the backfilled stopes. While plant operations recovered substantially in early Q2, affected stockpiled ore continued to be processed in Q3, and ongoing efforts to minimize negative impacts in the processing circuit were challenged by continued process water chemistry issues, which negatively impacted metal recovery in the quarter. Mitigation measures remain in place; however modest negative impacts on metal recovery may continue to persist as material is processed from affected backfill stopes and affected stockpiles.
Revenue increased to $65.8 million in Q3 2025 from $65.7 million in Q3 2024, due to higher average realized gold price, offset by lower ounces sold.

16

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025
Production costs increased to $45.8 million in Q3 2025 from $44.7 million in Q3 2024. While fewer ounces were produced, costs were higher this quarter than Q3 2024 primarily due to the strengthened Euro as well as higher royalties as a result of higher gold prices. These impacts were partially offset by realized gains on Euro foreign currency collar hedges. In addition to higher production costs, lower by-product credits from lower base metal sales resulted in total cash costs per ounce sold increasing to $1,869 in Q3 2025 from $1,210 in Q3 2024.
AISC per ounce sold increased to $2,421 in Q3 2025 from $1,513 in Q3 2024 primarily due to higher total cash costs, lower volumes sold and higher sustaining capital expenditures.
Sustaining capital expenditures of $6.9 million in Q3 2025 and $17.6 million in the nine months ended September 30, 2025 primarily included underground development, and mobile mining equipment rebuilds and purchases. Growth capital investment of $9.0 million in Q3 2025 and $17.9 million in the nine months ended September 30, 2025 was primarily related to underground development and other mill expansion infrastructure. The mill expansion to 650ktpa (from 500ktpa currently) continued to progress with progressive commissioning and ramp up expected in the second half of 2026.

17

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025
Development Projects
Skouries Project – Greece
The Skouries Project, part of the Kassandra Mines complex, is located within the Halkidiki Peninsula of Northern Greece and is a copper-gold porphyry project. In January 2022, Eldorado published the results of the Skouries Project Feasibility Study with a 20-year mine life and expected average annual production of 140,000 ounces of gold and 67 million pounds of copper.
Capital Estimate and Schedule
In Q1 2025, the capital cost estimate for Skouries was revised to $1.06 billion, with an additional $154 million in accelerated operational capital prior to commercial production, announced in a news release dated February 5, 2025. The project remains fully funded through equity and project financing. The Commercial Loan Facility and the RRF Facility totalling €680.4 million ($798.9 million) are now fully drawn.
First production of the copper-gold concentrate is expected toward the end of Q1 2026 and commercial production is expected in mid-2026, with 2026 gold production projected to be between 135,000 and 155,000 ounces and copper production projected to be between 45 and 60 million pounds.
Project capital totalled $137.7 million in Q3 2025 and $338.6 million during the nine months ended September 30, 2025. Accelerated operational capital was $17.7 million in Q3 2025 and $51.3 million during the nine months ended September 30, 2025. At September 30, 2025, cumulative project capital invested towards Phase 2 of construction totalled $843.4 million5 and the cumulative accelerated operational capital totalled $58.2 million.
In 2025, the project capital spend has been revised upward to $440 to $470 million reflecting the acceleration of work across several non-critical path areas and proactive de-risking efforts. The accelerated operational capital remains on track and is expected to be between $80 and $100 million.
Construction Activities
As at September 30, 2025 overall project progress was 73% complete for Phase 2 of construction, and 86% when including the first phase of construction.
Filtered Tailings Plant
Work continues to progress on the filtered tailings plant, which remains on the critical path. The filtered tailings building structural steel installation was 80% complete at the end of the quarter and approximately 92% at the end of October. Mechanical work progressed with the assembly of the filter presses with four complete at quarter end and the remaining two on plan for completion in November.
The compressor building steel structure assembly reached 78% complete over the quarter and approximately 98% at the end of October. Mechanical installations are advancing with the installation of all six compressors and air receivers installed.
The filter plant tank farm construction has progressed with all five tanks assembled and water tested with internal coating work now in progress.
Primary Crusher
Progress continues on the construction of the crusher building structure. The concrete has advanced to the final elevation above the foundation with the final wall lifts advancing. The primary crusher is assembled in position and work is underway on cable tray and internal structural steel stairways and platforms. Conveyor foundations between the primary crusher and process plant, inclusive of the coarse ore stockpile are complete. The stockpile dome foundation is expected to be complete in November, and pre-assembly of the stockpile dome has commenced.
5 Excludes capitalized depreciation of $1.9 million in Q3 2025, and $5.1 million for the nine-month period ended September 30, 2025 (Q3 2024 - $nil, 2024 - includes $3.2 million) and corporate allocations of $0.3 million in Q3 2025, and $1.0 million for the nine-month period ended September 30, 2025 (Q3 2024 - $nil, 2024 - includes $1.5 million)

18

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025
Conveyor pre-assembly is advancing and conveyor support steel installation is underway. The first of the three reclaim feeders and associated chute work has been installed and pre-assembly continues on the remaining two reclaim feeders.
Process Plant
Work in the process plant continues to expand to additional work fronts for cable tray, cable, piping and mechanical installations. The final building foundations for support infrastructure were completed in early October. Structural, mechanical, piping and electrical installations continue in the support infrastructure areas.
Work continues on the support infrastructure with the process plant substation electrical installations underway. The lime plant, flotation blowers, compressors and guar areas are all in various stages of mechanical, piping and electrical installations. The control building structure is complete and electrical installation work is underway on the first two levels.
Pre-commissioning of the concentrate filter presses has been completed along with all water testing in the flotation cells and tanks. Preparations are underway to start pre-commissioning of the pebble crusher with the addition of first fills and punch listing construction completion items. Piping and cable installations continued to ramp up over the quarter with a focus on flotation, grinding and utilities such as process water and fire water.
Thickeners
Construction of the three tailings thickeners progressed on plan during the quarter. Water testing of the first two thickeners has been completed, and piping installations have commenced as the pipe rack installations are completed. Work is advancing on the associated infrastructure with the pumphouse building piping and electrical work underway, and tank installations in the flocculant building. The thickeners secondary substation building is in the final interior finishing stage with electrical installations planned to start in Q4 2025.
Integrated Extractive Waste Management Facility
During the quarter, foundation preparation for the Karatzas Lakkos (KL) embankment continued, with notable commencement of the placement of the under-drainage layer in the center of the valley. At water management pond 2, liner placement preparation, consisting of shotcrete and geofabric placement commenced to enable the installation of the high-density polyethylene liner during Q4 2025.
Construction of the low-grade ore stockpile (lower part) started in the quarter. This area is important to the sequence of the KL embankment, which will be constructed over the lower part of the low-grade ore stockpile. The construction water management system has been upgraded significantly. The installed diversions, sumps (15), pumps and pipes are intended to mitigate water run-off from impacting construction progress.
Underground Development
Underground access development rates continued to accelerate during the quarter and are currently achieving approximately 400 metres per month. At the end of the quarter, the test stope drilling and the two raise-bore slots were completed, and the first test stope blast was successfully executed at the end of October.
Engineering, Procurement, and Operational Readiness
Engineering
Engineering works are substantially complete. The focus recently has been on closing out the remaining engineering activities and providing technical clarifications when required to support construction.
Procurement
All major procurement is complete. The focus continues on managing and expediting deliveries to support construction and the close-out of completed purchase orders.

19

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025
Operations including Operational Readiness
The open pit mine has ramped up operations and at the end of Q3 2025 was operating with three (of four) crews. At the end of Q3 there was approximately 349,000 tonnes of open pit and underground ore on stockpile, containing approximately 9,800 oz of gold and 2.7 million pounds of copper. Grade control drilling covering 75% of the Phase 1 open pit has been completed. Operational readiness efforts are ongoing in Safety, Asset Management, Processing, and Supply Chain areas. Middle management for key positions in open pit mining and mobile maintenance have been recruited and onboarded with supervisory capacity bolstered in Q3 2025.
Workforce
As at September 30, 2025, there were approximately 2,000 personnel working on site, including 390 Skouries employees of which 236 were Skouries operational personnel.
Perama Hill Project – Greece
The Perama Hill Project is an epithermal gold-silver deposit located in the Thrace region of northern Greece. If developed, the project is expected to operate as a small open pit mine utilizing a conventional carbon-in-leach circuit for gold recovery. Project optimization and studies are ongoing to prepare permitting documentation.
Certej Project – Romania
The Certej Project has been presented as a disposal group held for sale as at September 30, 2025 and as a discontinued operation for the three and nine months ended September 30, 2025 and September 30, 2024.

20

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025
Exploration and Evaluation
Exploration and evaluation expenditures are expensed when they relate to the search for, or the delineation of, mineral deposits, or the initial evaluation of the technical and economic feasibility of a project. Exploration and evaluation expenditures are capitalized once there is sufficient evidence to support the probability of generating positive economic returns.

Segment	2025 Target / Projects	Exploration Expenditure
		Q3 2025	Q3 2024	YTD 2025	YTD 2024
Canada	Sigma-Lamaque proximal targets, Uniake-Perestroika, Montgolfier, Bourlamaque targets, Ontario projects, Golden Rose and Atlin Goldfields target generation activities	$4.2	$3.2	$10.2	$6.7
Turkiye	Efemcukuru West Vein targets, Derinkoy-Kurak targets, Atalan-Mayislar targets, AND target, Early-stage project and target generation activities	4.1	3.2	9.1	6.0
Other	Stratoni skarn, Early-stage project and target generation activities	2.7	1.9	6.0	3.4
Total Expensed		$11.0	$8.3	$25.2	$16.1
Canada	Lamaque Operations: Triangle Deep & Plug 4, Ormaque resource conversion and expansion	$2.3	$2.3	$7.2	$10.3
Turkiye	Kokarpinar vein	0.4	—	1.3	1.1
Greece & Other	Olympias resource conversion and expansion	1.6	0.6	3.7	1.0
Total Capitalized		$4.3	$2.9	$12.2	$12.4

Exploration and evaluation expenditures in Q3 2025 were primarily related to resource expansion programs in mine environments in Turkiye, Greece, and Canada, early-stage targets in Canada (for a combined total of 69,654 metres for the quarter and 179,691 metres year to date), and a partner-operated Eldorado-funded drill program in Newfoundland that was completed during Q2. In addition, 2025 target generation activities advanced on various early-stage projects during the quarter.
In Q3 2025, exploration and evaluation expense related primarily to early-stage projects in Quebec, Turkiye and Greece. In Eastern Canada, early-stage targets in the Lamaque area continued to be drilled (8,066 metres) as well as a target located within the Bourlamaque area (10,389 metres). In Turkiye, exploration programs focused on desktop activities, fieldwork at regional greenfield projects, and drilling continued at the Kurak target (6,902 metres). Drilling in Turkiye also tested potential new resource areas in the West Vein area at Efemcukuru (3,642 metres). In Greece, drilling continued at a target along the Stratoni corridor with 5,177 metres during Q3 2025, for a total of 7,509 metres year to date. Additionally, field activities were undertaken across Greece, Turkiye and Canada as part of early-stage exploration aimed at generating new targets.
Capitalized expenditures related to resource expansion and resource conversion programs at Lamaque totalled 21,727 metres of drilling in Q3 2025. At the Triangle deposit, underground drilling programs focused on resource conversion of the zones C6 to C10 and Plug 4 (11,287 metres). At Ormaque, drilling included 10,440 metres of resource conversion drilling and 2,991 metres of step out drilling from surface platforms. A total of 3,433 metres of underground exploration drilling between Triangle and Ormaque were also completed during the quarter. In Turkiye, 3,909 metres were drilled during the quarter at Efemcukuru targeting resource expansion at the Kokarpinar vein. In Greece, capitalized expenditures related to resource expansion and resource conversion drilling programs at Olympias targeted testing northern extensions of West Ore Zone mineralization (3,417 metres) in Q3 2025.

21

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025
Financial Condition and Liquidity
Operating Activities
Net cash generated from operating activities from continuing operations decreased to $170.2 million in Q3 2025 from $180.9 million in Q3 2024, primarily as a result of realized derivative losses, changes in non-cash working capital, higher income taxes paid and lower volume of gold sales, offset partly by higher average realized gold prices. The realized derivative losses of $38.3 million related primarily to losses on gold collars that matured in Q3 2025. Non-cash working capital changes resulted in a decrease in cash of $13.3 million in Q3 2025. Movements included a $28.2 million increase in accounts receivable related to concentrate sales and VAT and a $17.7 million increase in accounts payable mainly due to the accrual of mining royalties. Income taxes paid of $29.3 million in Q3 2025 ($10.3 million in Q3 2024) primarily related to operations in Turkiye and Quebec mining duties for Lamaque.
Investing Activities
In Q3 2025, we invested $242.5 million in capital expenditures on a cash basis. Before adjusting for non-cash accruals, growth capital investment included $137.7 million for the Skouries Project, $18.4 million for waste stripping at Kisladag, and $6.9 million for development of Ormaque at Lamaque. Sustaining capital expenditure at our operating mines totalled $38.3 million and primarily included underground development and construction and equipment rebuilds.

Summary of Capital Expenditures	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Kisladag	$27.1	$27.4	$70.1	$85.1
Lamaque	18.5	6.4	47.5	18.9
Efemcukuru	3.2	1.2	8.4	3.3
Olympias	9.0	4.1	17.9	6.7
Growth capital investment at operating mines (1)	$57.7	$39.0	$143.9	$114.1
Kisladag	$7.3	$3.7	$16.0	$8.9
Lamaque	19.2	20.0	67.3	61.1
Efemcukuru	4.9	4.7	14.3	10.7
Olympias	6.9	4.9	17.6	12.5
Sustaining capital expenditures at operating mines (1)	$38.3	$33.3	$115.2	$93.2

Skouries project capital (2)	$137.7	$82.7	$338.6	$227.1
Skouries accelerated operational capital	17.7	—	51.3	—
Sustaining capitalized exploration	0.6	0.8	1.0	2.8
Capitalized depreciation	2.1	—	5.7	—
Other projects	1.4	2.2	14.1	8.6
Total capital expenditures (3)	$255.6	$158.1	$669.8	$445.8

Reconciliation to cash capital expenditures:
Change in accounts payable and accruals related to capital additions	($10.3)	$12.1	($67.2)	($20.2)
Lease and other non-monetary additions	(0.7)	(0.9)	(4.7)	(2.4)
Capitalized depreciation	(2.1)	—	(5.7)	—
Total cash capital expenditures (4)	$242.5	$169.3	$592.2	$423.1
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(2)Excludes capitalized interest of $13.4 million in Q3 2025 (2024: $8.9 million), and $35.7 million for the nine-month period ended September 30, 2025 (2024: $23.5 million).
(3)Excludes asset retirement adjustments of $5.3 million in 2025 (2024: $nil).
(4)Excludes capitalized interest paid of $8.4 million in Q3 2025 (2024: $9.1 million), and $28.5 million for the nine-month period ended September 30, 2025 (2024: $23.2 million).

22

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025
Financing Activities
Project Financing Facility
On April 5, 2023, the Company entered into a project financing facility for the development of the Skouries Project in Northern Greece. This includes a €480.4 million commercial loan facility ("Commercial Loan Facility"), €200.0 million of funds from the Greek Recovery and Resilience Fund ("RRF Facility") and a contingent overrun facility ("Contingent Overrun Facility") for an additional €60.0 million (the Commercial Loan Facility, the RRF Facility and the Contingent Overrun Facility, together the "Term Facility"). The Term Facility is non-recourse to Eldorado Gold Corporation and is secured by the Skouries Project and the Hellas Gold operating assets. The project financing facility also includes a €30.0 million revolving credit facility ("VAT Facility") to fund reimbursable value added tax expenditures relating to the Skouries Project.
In the nine months ended September 30, 2025, the Company completed drawdowns on the Term Facility totalling €238.8 million ($278.5 million), including €176.9 million ($206.3 million) of commercial loans and €61.9 million ($72.2 million) from the RRF loans. Additionally, in the nine months ended September 30, 2025, the Company completed drawdowns on the VAT Facility totalling €56.6 million ($63.9 million) and made repayments of €48.1 million ($54.1 million) during the period. As at September 30, 2025, cumulative drawdowns on the Term Facility since inception amount to €680.4 million ($798.9 million) and the Commercial Loan Facility and the RRF Facility are now fully drawn.
In January 2025, Eldorado exercised a deferral option, which extends drawings from the Term Facility through the earlier of August 26, 2026, or three months following completion of the Skouries Project. Due to Eldorado exercising this deferral option, repayment of the Term Facility will commence on December 31, 2026, with 13 semi-annual installments, through to December 31, 2032.
Senior Notes
On August 26, 2021 we completed an offering of $500 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029 (the “Senior Notes”). The Senior Notes pay interest semi-annually on March 1 and September 1, which began on March 1, 2022. The Senior Notes are guaranteed by Eldorado Gold (Netherlands) B.V., SG Resources B.V., Tuprag Metal Madencilik Sanayi ve Ticaret AS, and Eldorado Gold (Quebec) Inc., all wholly-owned subsidiaries of the Company. We are in compliance with these covenants as at September 30, 2025.
Senior Secured Credit Facility
On June 27, 2024, we entered into an agreement with a syndicate of lenders to increase the existing revolving senior secured credit facility ("Credit Facility") from $250 million to $350 million, with an option to increase the available credit by $100 million through an accordion feature, and to extend the facility to a maturity date of June 27, 2028. We are in compliance with covenants related to the Credit Facility as at September 30, 2025.
The Company's equity commitment for the Skouries Project is backstopped by a letter of credit issued under the Company's Credit Facility. As at September 30, 2025, after taking into account investments in the Skouries Project to date and revised costs to complete, the amount outstanding under the letter of credit for Skouries was €256.8 million ($301.6 million) and the Company's available balance on the Credit Facility was $48.1 million. The letter of credit will continue to be reduced Euro for Euro as the Company invests further in the Skouries Project.

23

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025
Capital Resources

	September 30, 2025	December 31, 2024
Cash and cash equivalents	$1,043.9	$856.8
Working capital (1)	997.9	1,063.4
Debt – long-term	1,258.5	915.4
(1)Working capital (defined as current assets less current liabilities) at September 30, 2025 does not include held for sale assets of $13.6 million (December 31, 2024 - $16.7 million) and held for sale liabilities of $10.5 million (December 31, 2024 - $10.1 million) associated with held assets held for sale.
At September 30, 2025, we had cash and cash equivalents of $1,043.9 million compared to $856.8 million at December 31, 2024, primarily as a result of the higher gold price, the sale of G Mining Ventures shares in Q1 2025, the receipt of deferred consideration from G Mining Ventures in Q3 2025 and unspent Term Facility drawdowns, partially offset by higher production costs, higher growth capital investment and share buybacks.
We expect that our working capital of $997.9 million as at September 30, 2025, together with expected future cash flows from operations, the Term Facility and access to the undrawn Credit Facility, if required, are sufficient to support our planned and foreseeable commitments for the next twelve months.
Contractual Obligations
Significant changes to our commitments and contractual obligations as at September 30, 2025 are outlined below:

	Within 1 Year	2 Years	3 Years	4 Years	5 Years	Over 5 Years	Total
Debt	—	118.9	95.9	87.9	119.8	399.4	821.9
Purchase obligations	1.2	0.9	—	—	—	—	2.1
Leases	8.0	6.3	2.8	2.0	1.2	4.5	24.8
Debt obligations represent required repayments of principal for the Term Facility and VAT Facility and excludes interest on debt. Purchase obligations relate primarily to contractual obligations at Olympias.

24

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025
Quarterly Results

	2025	2025	2025	2024	2024	2024	2024	2023
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenue	$434.7	$451.7	$355.2	$435.7	$331.8	$297.1	$258.0	$306.9
Net earnings from continuing operations (1,2)	56.5	139.0	72.0	108.2	101.1	56.4	35.2	91.8
Net (loss) earnings from discontinued operations (1,4)	(0.5)	(1.0)	0.4	(3.2)	(6.1)	(0.9)	(1.6)	0.6
Net earnings per share from continuing operations (1,2)
- basic	$0.28	$0.68	$0.35	$0.53	$0.49	$0.28	$0.17	$0.45
- diluted	$0.28	$0.67	$0.35	$0.52	$0.49	$0.27	$0.17	$0.45
Adjusted net earnings per share - basic (1,3)	$0.41	$0.44	$0.28	$0.62	$0.35	$0.33	$0.27	$0.24
(1)Attributable to shareholders of the Company.
(2)Amounts presented are from continuing operations only and exclude the Romania segment.
(3)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(4)Discontinued operations include the Romania segment in all periods presented.
Revenue and net earnings in 2025 and throughout 2024 benefited from increasing average realized gold prices. Part of this impact was offset by higher royalties as a result of the higher average realized gold prices and revised royalty rates in Turkiye.
In Q3 2024, a $50.1 million gain ($60.0 million gain, net of $9.9 million tax impact) was recognized in the period related to deferred consideration from the sale of the Tocantinzinho property to G Mining Ventures in 2021, which increased net earnings. Net loss from discontinued operations includes the portion attributable to shareholders of impairment charges relating to the Certej Project ($2.9 million in Q2 2025 and $8.7 million in Q3 2024).
Adjusted net earnings6 removes significant items that do not reflect our underlying performance, and among other things in Q3 2025, adjusted an unrealized loss on derivative instruments of $22.2 million and a loss related to foreign exchange on deferred tax of $3.7 million.
Other significant adjustments from prior quarters include the following:
•Q2 2025 - a gain related to foreign exchange on deferred tax of $22.8 million and an unrealized gain on derivative instruments of $18.7 million.
•Q1 2025 - a deferred tax recovery of $73.5 million on the recognition of a deferred tax asset and a $63.4 million unrealized loss on derivative instruments.
•Q4 2024 - an unrealized gain of $10.2 million on derivative instruments and a $26.5 million loss on foreign exchange due to the translation of deferred tax balances and Turkiye inflation accounting.
•Q3 2024 - an unrealized loss of $33.1 million on derivative instruments, a $50.1 million gain on recognition of deferred consideration net of tax impacts related to commercial production being declared at the Tocantinzinho Mine, which was divested to G Mining Ventures in 2021, and a $15.3 million gain on foreign exchange due to the translation of deferred tax balances and Turkiye inflation accounting.
•Q1 2024 - an unrealized loss of $16.9 million on derivative instruments.
•Q4 2023 - an unrealized loss of $24.6 million on derivative instruments and a gain on deferred tax due to inflation accounting of $59.4 million related to the step-up of tax basis amounts in Turkiye.
6 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

25

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025
Outstanding Share Information

Common Shares Outstanding (1)
- as of September 30, 2025	201,274,684
- as of October 30, 2025	201,274,684
Share purchase options - as of October 30, 2025 (Weighted average exercise price per share: C$16.80)	2,578,327
Performance share units (2) - as of October 30, 2025	1,044,867
(1)Includes treasury stock.
(2)Performance share units (PSUs) are subject to satisfaction of performance vesting targets within a performance period which may result in a higher or lower amount of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in common shares (one for one), cash or a combination of both. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares on a one for one basis. However, as noted, the final number of PSUs that may be earned and redeemed may be higher or lower than the number of PSUs initially granted.

26

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025
Non-IFRS and Other Financial Measures and Ratios
We have included certain non-IFRS financial measures and ratios in this MD&A, as discussed below. We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. These non-IFRS financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
Non-IFRS financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-112”) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation. A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.
The following table outlines the non-IFRS financial measures and ratios, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS financial measure or ratio	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors

Total cash costs	We define total cash costs following the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting total cash costs of production by gold mining companies. Total cash costs include direct operating costs (including mining, processing and administration), refining and selling costs (including treatment, refining and transportation charges and other concentrate deductions), and royalty payments, but exclude depreciation and amortization, share based payments expenses and reclamation costs. Revenue from sales of by-products including silver, lead and zinc reduce total cash costs.	Production costs	We believe these measures assist investors and analysts in evaluating the Company's operating performance and our ability to generate cash flow.
Total cash costs per ounce sold	This ratio is calculated by dividing total cash costs by gold ounces sold in the period.
All-in sustaining costs (AISC)	We define AISC based on the definition set out by the World Gold Council, including the updated guidance note dated November 14, 2018. We define AISC as the sum of total cash costs (as defined above), sustaining capital expenditure relating to current operations (including capitalized stripping and underground mine development), sustaining leases (cash basis), sustaining exploration and evaluation cost related to current operations (including sustaining capitalized evaluation costs), reclamation cost accretion and amortization related to current gold operations and corporate and allocated general and administrative expenses. Corporate and allocated general and administrative expenses include general and administrative expenses, share-based payments and defined benefit pension plan expense. Corporate and allocated general and administrative expenses do not include non-cash depreciation. As this measure seeks to reflect the full cost of gold production from current operations, growth capital and reclamation cost accretion not related to operating gold mines are excluded. Certain other cash expenditures, including tax payments, financing charges (including capitalized interest), except for financing charges related to leasing arrangements, and costs related to business combinations, asset acquisitions and asset disposals are also excluded.	Production costs
We believe these measures assist investors, analysts and other stakeholders with understanding the full cost of producing and selling gold and in evaluating our operating performance and our ability to generate cash flow. In addition, the Compensation Committee of the Board of Directors uses AISC, together with other measures, in its Corporate Scorecard to set incentive compensation goals and assess performance.

AISC per ounce sold	This ratio is calculated by dividing AISC by gold ounces sold in the period.

27

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025

Non-IFRS financial measure or ratio	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors

Sustaining capital	Defined as capital required to maintain current operations at existing levels, including capitalized stripping and underground mine development. Sustaining capital excludes non-cash sustaining lease additions, unless otherwise noted, and does not include capitalized interest, expenditure related to capitalized exploration, development projects, or other growth or sustaining capital not related to operating gold mines.	Additions to property, plant and equipment	We use sustaining capital to understand the ongoing capital cost required to maintain operations at current levels, and growth capital to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production from current levels.
Growth capital
Defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations and new operations (including Skouries construction project capital and Skouries accelerated operational capital).

Average realized gold price per ounce sold	Defined as revenue from gold sales adding back treatment charges, refining charges, penalties and other costs that are deducted from proceeds from gold concentrate sales, divided by gold ounces sold in the period.	Revenue	We use this measure to better understand the price realized in each reporting period for gold sales.
Earnings before interest, taxes, depreciation and amortization (EBITDA) and adjusted EBITDA	EBITDA from continuing operations represents net earnings or loss for the period before income tax expense or recovery, depreciation and amortization, interest income and finance costs. Adjusted EBITDA removes the effects of items that do not reflect our underlying operating performance and are not necessarily indicative of future operating results. These may include: unrealized gains or losses on derivatives, non-cash write-downs of assets; gains or losses on disposals of assets; costs associated with debt refinancing or redemptions; non-cash impairments or reversals of impairments; costs associated with mine closures; and other non-cash or non-recurring expenses or recoveries.	Earnings or loss from continuing operations before income tax	We believe EBITDA and adjusted EBITDA are widely used by investors and analysts as useful indicators of our operating performance, our ability to invest in capital expenditures, our ability to incur and service debt and also as a valuation metric.
Adjusted net earnings (loss)	Defined as net earnings or loss from continuing operations attributable to shareholders of the Company excluding the effects (net of tax) of significant items that do not reflect our underlying operating performance. In addition to the items listed for Adjusted EBITDA, these may also include: losses or gains on foreign exchange translation of deferred tax balances; gains or losses on deferred tax due to changes in tax rates; and other non-recurring tax expenses or recoveries.	Net earnings (loss) from continuing operations attributable to shareholders of the Company	Adjusted net earnings and adjusted net earnings per share are used by management to measure the underlying operating performance of the Company. We believe these measures assist analysts and investors in assessing our operating performance.
Adjusted net earnings (loss) per share	This ratio is calculated by dividing adjusted net earnings or loss from continuing operations by the weighted average number of shares outstanding.
Free cash flow	Defined as net cash generated from (used in) operating activities of continuing operations, less net cash used in investing activities of continuing operations before increases or decreases in cash from the following items that are not considered representative of our ability to generate cash: term deposits, restricted cash, cash used for acquisitions or disposals of mineral properties, marketable securities and non-recurring asset sales.	Net cash generated from (used in) operating activities of continuing operations	We believe free cash flow is a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. We believe free cash flow excluding Skouries is a useful indicator of our ability to generate free cash flow from operations, prior to investment in the Skouries Project.
Free cash flow excluding Skouries	Defined as free cash flow (defined above) adding back cash-basis capital additions for the Skouries Project and capitalized interest paid related to the Skouries Project.
Cash flow from operating activities before changes in working capital	Defined as net cash generated from or used in operating activities of continuing operations before changes in non-cash working capital. Excludes the period to period movements of accounts and other receivables, inventories and accounts payable and accrued liabilities.		We believe that cash flow from operating activities before changes in working capital assists analysts, investors and other stakeholders in assessing our ability to generate cash from our operations before temporary working capital changes.

28

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025
Total Cash Costs, Total Cash Costs per Ounce Sold
Our reconciliation of total cash costs and total cash costs per ounce sold to production costs, the most directly comparable IFRS measure, is presented below.

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Production costs	$164.1	$141.2	$474.6	$392.0
By-product credits and other (1)	(27.0)	(26.9)	(68.4)	(64.3)
Concentrate deductions (2)	$2.1	$3.7	$7.0	$11.2
Total cash costs	$139.3	$118.0	$413.2	$339.0
Gold ounces sold	116,529	123,828	364,281	361,062
Total cash cost per ounce sold	$1,195	$953	$1,134	$939
(1)Revenue from silver, lead and zinc sales.
(2)Included in revenue.

For the three months ended September 30, 2025:

	Direct operating costs	By-product credits and other	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$43.5	($1.3)	$0.2	($5.8)	$12.3	$48.8	37,300	$1,309
Lamaque	34.3	(0.7)	0.1	(0.3)	1.8	35.3	46,013	767
Efemcukuru	19.5	(2.4)	2.9	2.1	8.2	30.5	20,031	1,522
Olympias	38.5	(22.7)	4.0	(1.5)	6.4	24.6	13,185	1,869
Total consolidated	$135.8	($27.0)	$7.2	($5.5)	$28.8	$139.3	116,529	$1,195
(1)Inventory change adjustments result from timing differences between when costs are incurred to produce inventory and when inventory is sold.

For the nine months ended September 30, 2025:

	Direct operating costs	By-product credits and other	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$126.4	($4.2)	$0.6	($12.8)	$36.2	$146.2	126,928	$1,152
Lamaque	101.2	(1.6)	0.3	1.2	5.1	106.2	137,665	772
Efemcukuru	56.9	(5.7)	10.2	0.4	20.4	82.4	58,600	1,405
Olympias	111.5	(56.9)	11.1	(5.0)	17.9	78.5	41,088	1,910
Total consolidated	$395.9	($68.4)	$22.3	($16.2)	$79.6	$413.2	364,281	$1,134
(1)Inventory change adjustments result from timing differences between when costs are incurred to produce inventory and when inventory is sold.

29

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025
For the three months ended September 30, 2024:

	Direct operating costs	By-product credits and other	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$36.1	($0.7)	$0.1	($6.8)	$7.9	$36.6	40,724	$899
Lamaque	32.4	(0.4)	0.1	(1.0)	1.3	32.4	44,531	728
Efemcukuru	18.0	(1.4)	3.7	(0.2)	6.0	26.2	19,741	1,325
Olympias	38.6	(24.4)	4.6	(1.8)	5.8	22.8	18,833	1,210
Total consolidated	$125.2	($26.9)	$8.5	($9.8)	$21.0	$118.0	123,828	$953
(1)Inventory change adjustments result from timing differences between when costs are incurred to produce inventory and when inventory is sold.

For the nine months ended September 30, 2024:

	Direct operating costs	By-product credits and other	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$105.3	($2.5)	$0.6	($19.4)	$20.1	$104.0	117,068	$889
Lamaque	100.8	(1.3)	0.3	(3.3)	3.7	100.3	132,776	755
Efemcukuru	51.1	(4.7)	11.4	(0.6)	15.0	72.1	60,817	1,185
Olympias	96.5	(55.8)	13.9	(6.2)	14.2	62.6	50,401	1,241
Total consolidated	$353.7	($64.3)	$26.1	($29.5)	$53.0	$339.0	361,062	$939
(1)Inventory change adjustments result from timing differences between when costs are incurred to produce inventory and when inventory is sold.

All-in Sustaining Costs, All-in Sustaining Costs per Ounce Sold
Our reconciliation of AISC and AISC per ounce sold to total cash costs is presented below. The reconciliation of total cash costs to production costs, the most directly comparable IFRS measure, is presented above.

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Total cash costs	$139.3	$118.0	$413.2	$339.0
Corporate and allocated G&A	15.2	10.9	40.1	35.3
Exploration and evaluation costs	0.6	0.8	1.0	2.8
Reclamation costs and amortization	2.4	2.3	7.3	2.8
Sustaining capital expenditure	38.3	33.3	115.2	93.2
AISC	$195.7	$165.3	$576.8	$473.1
Gold ounces sold	116,529	123,828	364,281	361,062
AISC per ounce sold	$1,679	$1,335	$1,583	$1,310

30

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025
Reconciliations of adjustments within AISC to the most directly comparable IFRS measures are presented below.
Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
General and administrative expenses (from consolidated statement of operations)	$8.8	$7.3	$25.4	$27.0
Add:
Share-based payments expense	6.8	4.1	15.3	9.8
Employee benefit plan expense from corporate and operating gold mines	0.7	1.1	2.8	3.2
Less:
General and administrative expenses related to non-gold mines and in-country offices	—	(0.2)	—	(1.0)
Depreciation in G&A	(0.5)	(0.9)	(1.4)	(2.6)
Business development	(0.2)	(0.3)	(0.8)	(0.8)
Development projects	(0.4)	(0.2)	(1.3)	(0.7)
Adjusted corporate general and administrative expenses	$15.2	$10.8	$40.1	$34.9
Regional general and administrative costs allocated to gold mines	(0.1)	0.1	(1.4)	0.5
Corporate and allocated general and administrative expenses per AISC	$15.1	$10.9	$38.6	$35.3

Reconciliation of exploration and evaluation costs included in All-in Sustaining Costs:

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Exploration and evaluation expense (from consolidated statement of operations) (1)	$11.0	$8.3	$25.2	$16.1
Add:
Capitalized sustaining exploration cost related to operating gold mines	0.6	0.8	1.0	2.8
Less:
Exploration and evaluation expenses related to non-gold mines and other sites	(11.0)	(8.3)	(25.2)	(16.1)
Exploration and evaluation costs per AISC	$0.6	$0.8	$1.0	$2.8
(1)Amounts presented are from continuing operations only and exclude the Romania segment.

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Asset retirement obligation accretion (from notes to the condensed consolidated interim financial statements) (1)	$1.5	$1.2	$4.4	$3.7
Add:
Depreciation related to asset retirement obligation assets	1.1	1.3	3.5	(0.2)
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.2)	(0.2)	(0.7)	(0.6)
Reclamation costs and amortization per AISC	$2.4	$2.3	$7.3	$2.8
(1)Amounts presented are from continuing operations only and exclude the Romania segment.

31

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025
Sustaining and Growth Capital
Our reconciliation of growth capital investment and sustaining capital expenditure at operating gold mines to additions to property, plant and equipment, the most directly comparable IFRS measure, is presented below.

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Additions to property, plant and equipment (from segment note in the condensed consolidated interim financial statements) (1)	$255.6	$158.1	$669.8	$445.8
Growth and development project capital investment - gold mines	(58.0)	(39.0)	(143.7)	(114.1)
Growth and development project capital investment - other	(159.5)	(84.7)	(408.0)	(234.8)
Sustaining capital exploration	(0.6)	(0.8)	(1.0)	(2.8)
Sustaining equipment leases	1.2	(0.1)	(0.7)	0.6
Corporate leases	(0.4)	(0.1)	(1.1)	(1.5)
Sustaining capital expenditure at operating gold mines	$38.3	$33.3	$115.2	$93.2
(1)Amounts presented are from continuing operations only and exclude the Romania segment.

Our reconciliation by asset of AISC and AISC per ounce sold to total cash costs is presented below.
For the three months ended September 30, 2025:

	Total Cash Costs	Corporate & allocated G&A	Exploration Costs	Reclamation costs and amortization	Sustaining Capex	Total AISC	Gold Ounces Sold	Total AISC Per Ounce sold
Kisladag	$48.8	($0.3)	$—	$1.8	$7.3	$57.6	37,300	$1,545
Lamaque	35.3	—	0.6	0.1	19.2	55.2	46,013	1,199
Efemcukuru	30.5	0.3	—	0.2	4.9	35.9	20,031	1,791
Olympias	24.6	—	—	0.4	6.9	31.9	13,185	2,421
Corporate (1)	—	15.1	—	—	—	15.1	—	129
Total consolidated	$139.3	$15.2	$0.6	$2.4	$38.3	$195.7	116,529	$1,679
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

For the nine months ended September 30, 2025:

	Total Cash Costs	Corporate & allocated G&A	Exploration Costs	Reclamation costs and amortization	Sustaining Capex	Total AISC	Gold Ounces Sold	Total AISC Per Ounce sold
Kisladag	$146.2	$0.4	$—	$5.4	$16.0	$168.0	126,928	$1,324
Lamaque	106.2	—	1.0	0.2	67.3	174.8	137,665	1,270
Efemcukuru	82.4	1.0	—	0.5	14.3	98.1	58,600	1,674
Olympias	78.5	—	—	1.1	17.6	97.2	41,088	2,367
Corporate (1)	—	38.6	—	—	—	38.6	—	106
Total consolidated	$413.2	$40.1	$1.0	$7.3	$115.2	$576.8	364,281	$1,583
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

32

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025
For the three months ended September 30, 2024:

	Total Cash Costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC / oz sold
Kisladag	$36.6	$—	$—	$1.6	$3.7	$41.9	40,724	$1,028
Lamaque	32.4	—	0.4	0.1	20.0	53.0	44,531	1,189
Efemcukuru	26.2	0.1	—	0.2	4.7	31.2	19,741	1,578
Olympias	22.8	—	0.4	0.4	4.9	28.5	18,833	1,513
Corporate (1)	—	10.8	—	—	—	10.8	—	88
Total consolidated	$118.0	$10.9	$0.8	$2.3	$33.3	$165.3	123,828	$1,335
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

For the nine months ended September 30, 2024:

	Total Cash Costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC / oz sold
Kisladag	$104.0	$—	$—	$4.4	$8.9	$117.3	117,068	$1,002
Lamaque	100.3	—	1.2	0.4	61.1	163.1	132,776	1,228
Efemcukuru	72.1	0.5	1.1	(3.2)	10.7	81.3	60,817	1,336
Olympias	62.6	—	0.5	1.1	12.5	76.6	50,401	1,520
Corporate (1)	—	34.9	—	—	—	34.9	—	97
Total consolidated	$339.0	$35.3	$2.8	$2.8	$93.2	$473.1	361,062	$1,310
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Average Realized Gold Price per Ounce Sold
Our reconciliation of average realized gold price per ounce sold to revenue, the most directly comparable IFRS measure, is presented below.
For the three months ended September 30, 2025:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$130.5	$—	($1.3)	$129.2	37,300	$3,463
Lamaque	160.7	—	(0.7)	160.0	46,013	3,478
Efemcukuru	77.8	0.6	(2.4)	76.0	20,031	3,794
Olympias	65.8	1.6	(21.5)	45.8	13,185	3,473
Total consolidated	$434.7	$2.1	($25.9)	$411.0	116,529	$3,527
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

33

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025
For the nine months ended September 30, 2025:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$410.1	$—	($4.2)	$405.9	126,928	$3,198
Lamaque	447.5	—	(1.6)	445.9	137,665	3,239
Efemcukuru	205.9	2.5	(5.7)	202.8	58,600	3,460
Olympias	178.2	4.5	(55.2)	127.4	41,088	3,102
Total consolidated	$1,241.7	$7.0	($66.7)	$1,182.0	364,281	$3,245
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the three months ended September 30, 2024:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$102.2	$—	($0.7)	$101.5	40,724	$2,492
Lamaque	111.6	—	(0.4)	111.2	44,531	2,496
Efemcukuru	52.3	1.1	(1.4)	52.0	19,741	2,636
Olympias	65.7	2.6	(24.4)	43.8	18,833	2,328
Total consolidated	$331.8	$3.7	($26.9)	$308.5	123,828	$2,492
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the nine months ended September 30, 2024:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$273.3	$—	($2.5)	$270.8	117,068	$2,313
Lamaque	307.8	—	(1.3)	306.6	132,776	2,309
Efemcukuru	148.9	3.8	(4.7)	148.0	60,817	2,433
Olympias	156.8	7.5	(55.8)	108.5	50,401	2,152
Total consolidated	$886.9	$11.2	($64.3)	$833.8	361,062	$2,309
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

34

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025
EBITDA, Adjusted EBITDA
Our reconciliation of EBITDA and Adjusted EBITDA to earnings (loss) from continuing operations before income tax, the most directly comparable IFRS measure, is presented below.

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Earnings before income tax (1)	$110.1	$129.3	$324.6	$258.5
Depreciation and amortization (2)	63.3	64.9	190.4	180.6
Interest income	(8.6)	(6.1)	(25.8)	(17.3)
Finance costs	8.2	3.5	21.1	10.5
EBITDA	$173.1	$191.6	$510.3	$432.3
Loss (gain) on disposal of assets	0.4	0.3	(6.6)	0.8
Unrealized loss on derivative instruments	22.2	33.1	66.8	61.9
Loss (gain) on recognition of deferred consideration (3)	0.5	(60.0)	0.5	(60.0)
Adjusted EBITDA	$196.3	$164.9	$571.1	$435.1
(1)Amounts presented are from continuing operations only and exclude the Romania segment.
(2)Includes depreciation within general and administrative expenses.
(3)In Q3 2025, transaction costs of $0.5 million were recognized against the $60 million gain in Q3 2024 related to deferred consideration from the sale of the Tocantinzinho property to G Mining Ventures in 2021.

Adjusted Net Earnings (Loss), Adjusted Net Earnings (Loss) per Share
Our reconciliation of adjusted net earnings (loss) and adjusted net earnings (loss) per share to net earnings (loss) from continuing operations attributable to shareholders of the Company, the most directly comparable IFRS measure, is presented below.

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Net earnings attributable to shareholders of the Company (1)	$56.5	$101.1	$267.5	$192.7
Loss (gain) on foreign exchange translation of deferred tax balances net of inflation accounting (2)	3.7	(15.3)	(22.6)	(11.9)
Increase in fair value of redemption option derivative	(0.7)	(5.0)	(8.6)	(7.0)
Unrealized loss on derivative instruments	22.2	33.1	66.8	61.9
Tax recovery on recognition of deferred tax asset	—	—	(73.5)	—
Discount on sale of marketable securities	—	—	5.1	—
Gain on sale of mining licenses	—	—	(6.5)	—
Tax reassessment on historical items (3)	—	7.2	—	7.2
Loss (gain) on deferred consideration, net of tax (4)	0.5	(50.1)	0.5	(50.1)
Total adjusted net earnings	$82.3	$71.0	$228.8	$192.9
Weighted average shares outstanding (thousands)	202,743	204,521	204,130	203,770
Adjusted net earnings per share ($/share)	$0.41	$0.35	$1.12	$0.95
(1)Amounts presented are from continuing operations only and exclude the Romania segment.
(2)Q3 2025 includes $3.7 million loss (2024 - $8.3 million gain) on foreign exchange translation of deferred tax balances and $nil (2024 - $7.0 million gain) on Turkiye tax inflation accounting. Nine months ended September 30, 2025 includes $22.6 million gain (2024 - $16.7 million loss) on foreign exchange translation of deferred tax balances and $nil (2024 - $28.6 million gain) on Turkiye tax inflation accounting.
(3)A provision of $7.2 million was recorded for potential non-recurring tax reassessments represent $5.9 million of tax and $1.4 million of interest. These relate to historical intercompany loan balances in 2020 and 2021 which have since been capitalized.
(4)In Q3 2025, transaction costs of $0.5 million were recognized upon collection of deferred consideration (Q3 2024: a $60 million gain related to the deferred consideration from the sale of the Tocantinzinho property to G Mining Ventures in 2021 was recognized, net of taxes of $9.9 million),

35

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025
Free Cash Flow and Free Cash Flow Excluding Skouries
Our reconciliations of free cash flow and free cash flow excluding Skouries to net cash generated from (used in) operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Net cash generated from operating activities (1)	$170.2	$180.9	$458.8	$388.4
Less: Cash used in investing activities	(212.1)	(184.2)	(434.1)	(464.7)
Less: Decrease in term deposits	—	—	—	(1.1)
Less: Proceeds from sale of mining licenses	—	(1.5)	(2.5)	(1.5)
Add back (less): Purchases (proceeds from sale) of marketable securities	14.0	—	(141.1)	11.1
Less: Cash received from deferred consideration (2)	(59.5)	—	(59.5)	—
Free cash flow	($87.4)	($4.8)	($178.4)	($67.8)
Add back: Skouries cash capital expenditures	155.9	93.9	356.2	210.4
Add back: Capitalized interest paid (3)	8.4	9.1	28.5	23.2
Free cash flow excluding Skouries	$76.9	$98.3	$206.3	$165.8
(1)Amounts presented are from continuing operations only and exclude the Romania segment.
(2)Deferred consideration received from G Mining Ventures of $60 million, net of transaction costs of $0.5 million.
(3)Includes interest from the Term Facility and Senior Notes.

Cash Flow from Operating Activities before Changes in Working Capital
Our reconciliation of cash flow from operating activities before changes in working capital to net cash generated from (used in) operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Net cash generated from operating activities (1)	$170.2	$180.9	$458.8	$388.4
Add back (less): Changes in non-cash working capital	13.3	(14.4)	63.2	18.6
Cash flow from operating activities before changes in working capital	$183.5	$166.5	$522.0	$407.0
(1)Amounts presented are from continuing operations only and exclude the Romania segment.

36

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025
Managing Risk
In the exploration, development and mining of mineral deposits, we are subject to various, significant risks. Several of these financial and operational risks could have a significant impact on our cash flows and profitability. The most significant risks and uncertainties we face include: development risks at Skouries and other development projects; risks relating to our operations in foreign jurisdictions; risks related to production and processing; our ability to secure supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables; inflation risk; community relations and social license; environmental matters; geotechnical and hydrogeological conditions or failures; waste disposal; mineral tenure; permits; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic, or similar public health threats; regulated substances; acquisitions, including integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings); total cash costs per ounce and AISC (particularly in relation to the market price of gold and the Company’s profitability); currency risk; interest rate risk; credit risk; tax matters; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); the global economic environment; labour (including in relation to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); commodity price risk; default on obligations; current and future operating restrictions; reclamation and long-term obligations; credit ratings; change in reporting standards; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks relating to environmental, sustainability, and governance practices and performance; corruption, bribery, and sanctions; employee misconduct; litigation and contracts; conflicts of interest; compliance with privacy legislation; dividends; and tariffs and other trade barriers. These risks are not the only risks and uncertainties that we face. Risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. Our project capital and accelerated operational capital costs at Skouries are incurred primarily in Euros but are reported in US dollars and are therefore sensitive to fluctuations in the EUR:USD exchange rate.
For a comprehensive discussion on risks and uncertainties, in respect of our business and share price, refer to the section 'Risk Factors in Our Business' in our current AIF for the year ended December 31, 2024, which risks are incorporated by reference in this MD&A.
There were no significant changes to our financial, operational and business risk exposure during the three and nine months ended September 30, 2025.
These are not the only risks that could have an effect on our business, results of operations, financial condition and share price and other risks may become more material to us in the future or the above risks could diminish in importance, depending on the current circumstances of our business and operations.
The reader should carefully review each of the risk factors set out in our most recently filed AIF, in respect of the year ended December 31, 2024 which risk factors provide a detailed discussion of the foregoing risks as well as a detailed discussion of other relevant risks.

37

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025
Other Information and Advisories
Changes in Internal Controls over Financial Reporting
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. We believe that any system of internal control over financial reporting, no matter how well conceived and operated, has inherent limitations. As a result, even those systems deemed to be effective can provide only reasonable, not absolute, assurance that the objectives of the control system are met. There have been no changes in our internal controls over financial reporting during the nine months ended September 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Critical Accounting Estimates and Judgements
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
For further information on our significant judgements and accounting estimates, refer to note 4 of our audited annual consolidated financial statements for the years ended December 31, 2024 and 2023. There have been no subsequent material changes to these significant judgements and accounting estimates.
Changes in Accounting Policies
The accounting policies applied in our unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2025 are the same as those applied in the audited annual consolidated financial statements for the years ended December 31, 2024 and 2023.
The following amendments to standards were effective for annual periods beginning on or after January 1, 2025:
•Lack of Exchangeability – Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates
There was no material impact on the Company's consolidated financial statements from the adoption of these amendments.
Qualified Person
Except as otherwise noted, Simon Hille, FAusIMM, Executive Vice President, Technical Services and Operations, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific and technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.
Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this MD&A for the Quebec projects.
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

38

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025
Forward-Looking Statements and Information
Certain of the statements made and information provided in this MD&A are forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budgets”, "committed", “continue”, “estimates”, “expects”, "focus", “forecasts”, "foresee", "forward", "future", "goal", “guidance”, “intends”, "opportunity", "outlook", “plans”, “potential”, "schedule", "strategy", "target", “underway”, "working" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, "likely", "may", “might”, “will” or "would" be taken, occur or be achieved.
Forward-looking statements and forward-looking information contained in this MD&A includes, but is not limited to, statements or information with respect to: expected benefits of the Amended Investment Agreement; identification of Perama Hill as a development project; our beliefs and goals with respect to reserve growth and low cost growth through discovery; our jurisdictional strategy; our intentions to deliver value to stakeholders; with respect to the Skouries Project, the timing of first production, expected 2026 gold and copper production; timing of commercial production; total project capital cost estimates; expected 2025 project capital spend and accelerated operational capital spend; expected timing to complete the assembly of filter presses; specific activities and milestones anticipated to occur with respect to construction, development, engineering, procurement and operational readiness (including the expected timing thereof); expected additional supervisory capacity; 2025 annual guidance including annual production, production ranges by material property, expected total cash costs per ounce sold, AISC per ounce sold, operations growth capital, sustaining capital and exploration expenditures; efforts to deliver continuous improvements in workplace safety; with respect to Kisladag, expected timing of results from geometallurgical studies; construction of the second phase of the North Heap Leach Pad, the decision to proceed with and expected benefits of the whole ore agglomeration project and timing thereof; and timing of the expansion of the secondary crusher circuit; future development at Ormaque; underground development at Kokarpinar and development at Bati, both within Efemcukuru; with respect to Olympias, expectations for the mill expansion and anticipated timing thereof and management's views with respect to impacts on future metal recovery and the underlying causes related thereto; expected parameters of the Perama Hill project if developed; the expected disposition of the Certej Project in Romania; planning exploration drilling, exploration targets and projects; expected sources of funding for the Skouries project and expected reductions in the letter of credit backstopping the equity commitment for the project; expected repayment schedule for the Term Facility; expectations that working capital will be sufficient for the next twelve months; expectations with respect to the Company’s material exposure to Pillar Two top-up taxes; critical accounting estimates and judgements; changes in accounting policies; non-IFRS financial measures and ratios; risk factors affecting our business; our expectation as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries and gold price outlook; and generally our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing and operating potential, plans and priorities and related timelines and schedules.
Forward-looking statements and forward-looking information are by their nature based on a number of assumptions, that management considers reasonable. However, such assumptions involve both known and unknown risks, uncertainties, and other factors which, if proven to be inaccurate, may cause actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: timing, cost and results of our construction and development activities, improvements and exploration; the future price of gold and other commodities; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; our ability to unlock the potential of our brownfield property portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that we operate in.

39

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025
More specifically, with respect to the Skouries Project and updates, we have made additional assumptions regarding: our ability and our contractors’ ability to recruit and retain labour resources within the required timeline; labour productivity, rates, and expected hours; inflation rates; the expected scope of project management frameworks; our ability to continue executing our plans relating to the Skouries Project on the estimated existing project timeline and consistent with the current planned project scope (including our anticipated progress regarding the Integrated Extractive Waste Management Facility (“IEWMF”) and underground test stopes); the timeliness of shipping for important or critical items; our ability to continue accessing our project funding and remain in compliance with all covenants and contractual commitments related thereto; our ability to obtain and maintain all required approvals and permits, both overall and in a timely manner; the absence of further previously unidentified archaeological discoveries which would delay construction of various portions of the project; the future price of gold, copper, and other commodities; and the broader community engagement and social climate in respect of the Skouries Project.
In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this MD&A. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: development risks at Skouries and other development projects; risks relating to our operations in foreign jurisdictions; risks related to production and processing; our ability to secure supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables; inflation risk; community relations and social license; environmental matters; geotechnical and hydrogeological conditions or failures; waste disposal; mineral tenure; permits; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic, or similar public health threats; regulated substances; acquisitions, including integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings); total cash costs per ounce and AISC (particularly in relation to the market price of gold and the Company’s profitability); currency risk; interest rate risk; credit risk; tax matters; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); the global economic environment; labour (including in relation to employee/union relations, the Greek transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); commodity price risk; default on obligations; current and future operating restrictions; reclamation and long-term obligations; credit ratings; change in reporting standards; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks relating to environmental, sustainability, and governance practices and performance; corruption, bribery, and sanctions; employee misconduct; litigation and contracts; conflicts of interest; compliance with privacy legislation; dividends; tariffs and other trade barriers; and those risk factors discussed in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR under our Company name, which discussion is incorporated by reference in this MD&A, for a fuller understanding of the risks and uncertainties that affect our business and operations.
With respect to the Skouries Project, these risks, uncertainties and other factors may cause further delays in the completion of the construction and commissioning at the Skouries Project which in turn may cause delays in the commencement of production, and further increase to the costs of the Skouries Project. The specific risks, uncertainties and other factors include, among others: our ability, and the ability of our construction contractors to

40

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025 recruit the required number of personnel (both skilled and unskilled) with required skills within the required timelines, and to manage changes to workforce numbers through the construction of the Skouries Project; our ability to recruit personnel having the requisite skills, experience, and ability to work on site; our ability to increase productivity by adding or modifying labour shifts; rising labour costs or costs of key inputs such as materials, power and fuel; risks related to third-party contractors, including reduced control over aspects of the Company's operations, and/or the ability of contractors to perform at required levels and according to baseline schedules ; the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality; our ability to construct key infrastructure within the required timelines, including the process plant, filter plant, waste management facilities, and embankments; differences between projected and actual degree of pre-strip required in the open pit; variability in metallurgical recoveries and concentrate quality due to factors such as extent and intensity of oxidation or presence of transition minerals; presence of additional structural features impacting hydrological and geotechnical considerations; variability in minerals or presence of substances that may have an impact on filtered tails performance and resulting bulk density of stockpiles or filtered tails; distribution of sulfides that may dilute concentrate and change the characteristics of tailings; unexpected disruptions to operations due to protests, non-routine regulatory inspections, road conditions, or labour unrest; unexpected inclement weather and climate events, including short and long duration rainfall and floods; our ability to meet pre-commercial producing mining or underground development targets; unexpected results from underground stopes; new archaeological discoveries requiring the completion of a regulatory process; changes in support from local communities; our ability to meet the expectations of communities, governments, and stakeholders related to the Skouries Project; and timely receipt of necessary permits and authorizations. Our project capital and accelerated operational capital costs at Skouries are incurred primarily in Euros but are reported in US dollars and are therefore sensitive to fluctuations in the EUR:USD exchange rate.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.
This MD&A contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about Eldorado’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Eldorado’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. Eldorado has included FOFI in order to provide readers with a more complete perspective on Eldorado’s future operations and management’s current expectations relating to Eldorado’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this MD&A. Unless required by applicable laws, Eldorado does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.
Mineral Reserves and Mineral Resources Estimates and Related Cautionary Note to U.S. Investors
The Company's mineral reserve and mineral resource estimates for Kisladag, Lamaque, Efemcukuru, Olympias, Perama Hill, Perama South, Skouries, Stratoni, Piavitsa, Sapes, Certej, and Ormaque, are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic U.S. companies. The reader may not be able to compare the mineral reserve and mineral resources information in this MD&A with similar information made public by domestic U.S. companies. The reader should not assume that:

41

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and nine months ended September 30, 2025
•the mineral reserves defined in this MD&A qualify as reserves under SEC standards
•the measured and indicated mineral resources in this MD&A will ever be converted to reserves; and
•the inferred mineral resources in this MD&A are economically mineable, or will ever be upgraded to a higher category.
Mineral resources which are not mineral reserves do not have demonstrated economic viability.
The Company most recently completed its Mineral Reserves and Mineral Resources annual review process with an effective date of September 30, 2024, a summary of which was published on December 11, 2024. In addition, the Company filed the following Amended Technical Report on SEDAR+ and EDGAR in Q1 2025: Amended Technical Report titled "Technical Report, Lamaque Complex, Quebec, Canada" with an effective date of December 31, 2024. The updated Technical Report does not contain any material changes to the Mineral Resources and Mineral Reserves previously published on December 11, 2024.

42